

July 3, 2013

Via Email
Ronald D. Fisher
President
Starburst II, Inc.
11501 Outlook Street 4th Floor
Overland Park, Kansas 66211

> **Re:**   **Starburst II, Inc.**
> **Definitive additional soliciting materials on Form 425**
> **Filed on June 20, 2013**
> **Subject Company: Sprint Nextel Corporation (File No. 001-04721)**
> **Response letter dated June 27, 2013**

Dear Mr. Fisher:

We have reviewed your letter dated June 27, 2013. Regarding your response to comment 1, without necessarily agreeing with any of the analyses presented in the response, we have determined not to pursue this issue further at this time. We reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
Brandon C. Parris, Esq.
Morrison & Foerster LLP

Jeremy D. London, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP